UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

GlyEco, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

0000931799

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P. I 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus

Copy to: Jeffrey S. Tullman, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2014

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 0000931799	13D/A	Page 2 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,139,335 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,139,335 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,139,335 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 0000931799	13D/A	Page 3 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,343,836 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,343,836 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,343,836 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 0000931799	13D/A	Page 4 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 998,228 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 998,228 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 998,228 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 0000931799	13D/A	Page 5 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,483,171 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,483,171 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,483,171 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 0000931799	13D/A	Page 6 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 998,228 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 998,228 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 998,228 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 0000931799	13D/A	Page 7 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,481,399 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,481,399 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,481,399 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 0000931799	13D/A	Page 8 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,481,399 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,481,399 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,481,399 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 0000931799	13D/A	Page 9 of 11

This Amendment No. 3 (the "Amendment") amends and supplements the Items set forth below of the Statement of Beneficial Ownership on Schedule 13D, originally filed by the Wynnefield Reporting Persons (as defined in the Schedule 13D) with the Securities and Exchange Commission on October 15, 2013, as amended by Amendment No. 1 filed on January 24, 2014, and as amended by Amendment No. 2 filed on March 13, 2014 (collectively, the “Schedule 13D”) with respect to shares of common stock, $0.0001 par value per share of GlyEco, Inc., a Nevada corporation (the “Issuer”) with its principal executive offices located at 4802 East Ray Road, Suite 23-196, Phoenix, Arizona 85044. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $3,363,078 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b) and (c). As of March 28, 2014, the Wynnefield Reporting Persons beneficially owned in the aggregate 4,481,399 shares of Common Stock, constituting approximately 8.9% of the outstanding shares of Common Stock, which shares are comprised of 3,356,399 shares of Common Stock and 1,125,000 shares of Common Stock issuable to the Wynnefield Reporting Persons upon the exercise of presently exercisable warrants to purchase shares of Common Stock having an exercise price of $1.50 per share (the “Warrants”). The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 49,900,906 shares outstanding, which consists of (i) 48,775,906 shares of Common Stock outstanding as of November 13, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2013; and (ii) 1,125,000 shares of Common Stock issuable upon exercise of the Warrants held by the Wynnefield Reporting Persons.

The following table sets forth certain information with respect to Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Stock	Percentage of Outstanding Common Stock
Wynnefield Partners I	2,139,335 (includes 531,225 Warrants)	4.3%
Wynnefield Partners	1,343,836 (includes 338,738 Warrants)	2.7%
Wynnefield Offshore	998,228 (includes 255,037 Warrants)	2.0%

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as co-managing members of WCM, shares the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Offshore beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Messrs. Obus and Landes, as executive officers of WCI, share the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 4,481,399 shares of Common Stock, constituting approximately 8.9% of the outstanding shares of Common Stock, which shares are comprised of 3,356,399 shares of Common Stock and 1,125,000 shares of Common Stock issuable to the Wynnefield Reporting Persons upon the exercise of presently exercisable warrants to purchase shares of Common Stock having an exercise price of $1.50 per share (the “Warrants”). The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 49,900,906 shares outstanding, which consists of (i) 48,775,906 shares of Common Stock outstanding as of November 13, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the Commission on November 18, 2013; and (ii) 1,125,000 shares of Common Stock issuable upon exercise of the Warrants held by the Wynnefield Reporting Persons.

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D.

CUSIP No. 0000931799	13D/A	Page 10 of 11

The Wynnefield Reporting Persons have acquired shares of Common Stock during the last 60 days, as follows:

Name	Date	Number of Shares	Price Per Share

Wynnefield Partners I	March 5, 2014	95,327	$.86
Wynnefield Partners	March 5, 2014	57,054	$.86
Wynnefield Offshore	March 5, 2014	40,433	$.86
Wynnefield Partners I	March 6, 2014	114,839	$.97
Wynnefield Partners	March 6, 2014	68,750	$.97
Wynnefield Offshore	March 6, 2014	48,597	$.97
Wynnefield Partners I	March 7, 2014	37,088	$.99
Wynnefield Partners	March 7, 2014	22,208	$.99
Wynnefield Offshore	March 7, 2014	15,704	$.99
Wynnefield Partners I	March 10, 2014	65,999	$1.00
Wynnefield Partners	March 10, 2014	39,492	$1.00
Wynnefield Offshore	March 10, 2014	28,110	$1.00
Wynnefield Partners I	March 11, 2014	41,194	$1.00
Wynnefield Partners	March 11, 2014	24,658	$1.00
Wynnefield Offshore	March 11, 2014	17,536	$1.00
Wynnefield Partners I	March 12, 2014	3,861	$1.00
Wynnefield Partners	March 12, 2014	2,310	$1.00
Wynnefield Offshore	March 12, 2014	1,639	$1.00
Wynnefield Partners I	March 13, 2014	28,861	$.99
Wynnefield Partners	March 13, 2014	17,275	$.99
Wynnefield Offshore	March 13, 2014	12,264	$.99
Wynnefield Partners I	March 14, 2014	26,834	$1.00
Wynnefield Partners	March 14, 2014	17,147	$1.00
Wynnefield Offshore	March 14, 2014	12,819	$1.00
Wynnefield Partners I	March 17, 2014	11,468	$1.00
Wynnefield Partners	March 17, 2014	6,863	$1.00
Wynnefield Offshore	March 17, 2014	4,869	$1.00
Wynnefield Partners I	March 18, 2014	1,082	$1.00
Wynnefield Partners	March 18, 2014	648	$1.00
Wynnefield Offshore	March 18, 2014	460	$1.00
Wynnefield Partners I	March 19, 2014	53,870	$1.03
Wynnefield Partners	March 19, 2014	32,198	$1.03
Wynnefield Offshore	March 19, 2014	22,892	$1.03
Wynnefield Partners I	March 20, 2014	11,007	$1.05
Wynnefield Partners	March 20, 2014	6,583	$1.05
Wynnefield Offshore	March 20, 2014	4,687	$1.05
Wynnefield Partners I	March 21, 2014	42,740	$1.05
Wynnefield Partners	March 21, 2014	25,560	$1.05
Wynnefield Offshore	March 21, 2014	18,200	$1.05
Wynnefield Partners I	March 24, 2014	11,490	$1.04
Wynnefield Partners	March 24, 2014	6,877	$1.04
Wynnefield Offshore	March 24, 2014	4,906	$1.04

(d) and (e). Not Applicable

CUSIP No. 0000931799	13D/A	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 28, 2014

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,

its Investment Manager

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua Landes

Joshua Landes, Individually